SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2

                         Synthesis Energy Systems, Inc.

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    871628103
                                    ---------
                                 (CUSIP Number)

                                  June 6, 2007
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 871628103
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1.      NAME OF REPORTING PERSON.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

                                 Samer Mouasher

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                (a) |_|
                (b) |_|

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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Jordan

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                        5.      SOLE VOTING POWER               1,904,762

                        --------------------------------------------------------
NUMBER OF SHARES        6.      SHARED VOTING POWER             0
BENEFICIALLY
OWNED BY EACH           --------------------------------------------------------
REPORTING               7.      SOLE DISPOSITIVE POWER          1,904,762
PERSON WITH:
                        --------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER        0

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,904,762

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10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.2%

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12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN
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

Item 1(a).  Name of Issuer:

            Synthesis Energy Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            6330 W Loop S
            Suite 300
            Houston, TX 77401

Item 2(a).  Name of Person Filing:

            Samer Mouasher

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            36 Maysaloon Street
            Rabiya, Amman
            Jordan

Item 2(c).  Citizenship:

            Samer Mouasher is a citizen of Jordan.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            871628103

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            (a)   |_| Broker or dealer registered under Section 15 of the
                      Exchange Act.
            (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c)   |_| Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.
            (d)   |_| Investment company as defined under Section 8 of the
                      Investment Company Act.
            (e)   |_| An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E).
            (f)   |_| An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F).
            (g)   |_| A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G).
            (h)   |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.
            (i)   |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act.
            (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

            Not Applicable.


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

Item 4.     Ownership:

      (a)   Amount beneficially owned: 1,904,762

      (b)   Percent of class: 5.2%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 1,904,762

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  1,904,762

            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

                                    Company

                                    By: /s/ Samer Mouasher
                                        ------------------
                                        Collison Limited, President


                                    FILER NAME

                                    By: Law Offices of Robert Anthony Evans, Jr.
                                        32 Edgecombe Avenue
                                        Suite 1A
                                        New York, NY 10030
                                        212 234 6804


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